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Exhibit (d)(4)

NONCOMPETITION AGREEMENT

        THIS NONCOMPETITION AGREEMENT ("Noncompetition Agreement") is being entered into as of July 21, 2005, by and among Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), BEI Technologies, Inc., a Delaware corporation (the "Company") and [                    ] ("Stockholder").

RECITALS

        A.    Stockholder is a stockholder and key employee of the Company and has obtained and developed extensive and valuable knowledge and confidential information concerning the businesses, customers and employees of the Company.

        B.    Contemporaneously with the execution and delivery of this Noncompetition Agreement, Parent, Beacon Purchaser Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Acquisition Sub") and the Company are entering into an Agreement and Plan of Merger dated as of July 21, 2005 (the "Merger Agreement"), pursuant to which Acquisition Sub will, upon the terms and subject to the conditions set forth in the Merger Agreement: (i) make a tender offer to acquire all of the issued and outstanding shares of common stock of the Company (such tender offer, as it may be amended from time to time, is referred to in this Noncompetition Agreement as the "Offer"); and (ii) after acquiring shares of common stock of the Company pursuant to the Offer, Acquisition Sub merge with and into the Company and the Company is to become an indirect wholly-owned subsidiary of Parent (the merger of Acquisition Sub into the Company being referred to as the "Merger"). Certain capitalized terms used herein and not defined herein shall have the meanings given to them in the Merger Agreement.

        C.    In connection with the transactions contemplated by the Merger Agreement, any Company Shares held by Stockholder, as well as any unexercised, outstanding options held by Stockholder to acquire Common Shares, will be tendered in the Offer (or during a subsequent offering period) or be exchanged for the consideration set forth in the Merger Agreement.

        D.    The parties to this Noncompetition Agreement acknowledge that: (i) the business of the Company is intensely competitive; (ii) Stockholder's employment by the Company requires that Stockholder have access to, and knowledge of, confidential information of the Company; (iii) Stockholder has developed goodwill with clients of the Company; (iv) reasonable limits on Stockholder's ability to engage in activities that are competitive with the Company are warranted to protect the Company's substantial investment in developing and maintaining its status in the marketplace, reputation and goodwill; (v) this Noncompetition Agreement is being entered into by Stockholder in consideration of the execution and delivery of the Merger Agreement by Parent and Acquisition Sub, and no separate consideration is being provided to Stockholder in connection herewith; and (vi) the Company has conducted and is conducting its business on a worldwide basis.

        E.    It is a condition to the willingness of Parent and Acquisition Sub to enter into the Merger Agreement that Stockholder enter into this Noncompetition Agreement.

AGREEMENT

        In order to induce Parent to enter into the Merger Agreement and consummate the transactions contemplated thereby, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by Stockholder), Stockholder agrees as follows:

  SECTION 1.    DEFINITIONS.

        For purposes of this Noncompetition Agreement:

        "Competing Entity" shall mean a corporation or other entity that is directly engaged in Competitive Activities.

        "Competitive Activities" shall mean (i) the design, development, engineering, sale and distribution of any product produced (or in active design or active development), sold or distributed by the Company and its Subsidiaries as of the date of this Agreement for the specific business applications for which such products are being or have been designed, developed, produced, sold or distributed by the Company and its Subsidiaries as of the date of this Agreement or (ii) activities constituting direct competition with any activities described in clause "(i)" above.

        "Noncompetition Expiration Date" shall mean the second anniversary of the date on which the Acceptance Time occurs.

        "Nonsolicitation Expiration Date" shall mean the date which is 30 months following the date on which the Acceptance Time occurs.

        SECTION 2.    RESTRICTION ON COMPETITIVE ACTIVITIES.    Stockholder agrees that, during the period commencing as of the Acceptance Time and ending on the Noncompetition Expiration Date, Stockholder will not (a) engage in Competitive Activities, (b) become employed by or act as a consultant to, or serve as a director, officer or partner of, any Competing Entity or (c) own (directly or indirectly through Affiliates or members of his immediate family holding securities on Stockholder's behalf) outstanding voting equity securities of any Competing Entity; provided, however, that notwithstanding anything to the contrary contained in this Noncompetition Agreement, Stockholder may (without being deemed to have breached any provision of this Noncompetition Agreement), own, as a passive investment, shares of capital stock or other equity interests of a corporation or other entity that is a Competing Entity if the shares or other equity interests in such corporation or other entity that are owned beneficially by Stockholder collectively represent less than five percent of the total number of shares of such corporation's outstanding capital stock or the total outstanding equity interests of such other entity, as the case may be.

        SECTION 3.    RESTRICTION ON INTERFERENCE WITH BUSINESS.    Stockholder agrees that, during the period commencing as of the Acceptance Time and ending on the Noncompetition Expiration Date, Stockholder will not (a) induce or attempt to induce any supplier to or customer of the Company to terminate any of its material relationships with the Company, or (b) make any public statements or public comments of a defamatory or disparaging nature regarding the Company or its officers, directors, personnel or products.

        SECTION 4.    RESTRICTION ON SOLICITATION OF EMPLOYEES.    Stockholder agrees that, during the period commencing as of the Acceptance Time and ending on the Nonsolicitation Expiration Date, Stockholder will not, without the written consent of the Company, (a) solicit the employment of any individual who is employed by the Company (x) at the time of the first public announcement of the transactions contemplated by the Merger Agreement or (y) at any time following the first public announcement of the transactions contemplated by the Merger Agreement and prior to the termination of Stockholder's employment with the Company (any such individual referred to in clause "(x)" or clause "(y)," a "Restricted Employee"), or (b) without limiting the provisions of clause "(a)" above, hire any Restricted Employee; provided, however, that notwithstanding anything to the contrary contained in this Noncompetition Agreement, Stockholder may (without being deemed to have breached any provision of this Noncompetition Agreement):

            (i)  place public advertisements or conduct any other form of general solicitation which is not specifically targeted at any Restricted Employee (provided that Stockholder may only hire a Restricted Employee who responds to such advertisements or solicitation to the extent provided in clause "(iii)" below);

           (ii)  engage any recruiting firm or similar organization to identify or solicit individuals for employment, as long as such recruiting firm or organization is not instructed to target any Restricted Employee (provided that Stockholder may only hire such Restricted Employee identified or solicited by such recruiting firm or similar organization to the extent provided in clause "(iii)" below); and

         (iii)  hire any Restricted Employee at any time more than 180 days after the Company terminates the employment of such Restricted Employee with the Company.

        SECTION 5.    TERMINATION.    This Noncompetition Agreement shall terminate and expire, and shall cease to be of any force or effect, on the Nonsolicitation Expiration Date.

        SECTION 6.    GOVERNING LAW; VENUE.    This agreement shall be construed in accordance with and governed in all respects by the laws of the State of Delaware (without regard to principles of conflicts of laws). Any legal action or other legal proceeding relating to this Noncompetition Agreement or the breach or enforcement of any provision of this Noncompetition Agreement must be brought or otherwise commenced in a state or federal court located in Delaware. Parent and the Company agree that each state and federal court located in Delaware, shall be deemed to be a convenient forum for purposes of any such legal proceeding.

        SECTION 7.    ASSIGNMENT.    This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns. This Agreement shall not be assignable by any party without the express written consent of the other parties; provided, however, that each of Parent and the Company may at any time assign its rights and obligations hereunder to an Affiliate of Parent or the Company without the consent of Stockholder; and provided further, that no such assignment shall relieve Parent or the Company of any obligation or liability under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

        SECTION 8.    SPECIFIC PERFORMANCE.    Stockholder acknowledges that the services rendered by him to the Company are of a special and unique character, which gives the agreements contained in Sections 2, 3 and 4 a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a breach or threatened breach by him of any of the provisions contained in Section 2, Section 3 or Section 4 will cause the Company irreparable injury. Accordingly, Stockholder agrees that in the event of any breach or threatened breach by him of any covenant or obligation contained in this Noncompetition Agreement, each of Parent and the Company shall be entitled to seek and (if appropriate) obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that no Indemnitee shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8, and Stockholder irrevocably waives any right he may have to require any Indemnitee to obtain, furnish or post any such bond or similar instrument.

        SECTION 9.    SEVERABILITY.    If any court or other administrative body shall determine that any of the provisions of Section 2, Section 3 or Section 4 are unenforceable because of the duration of the provisions or the area or activities covered thereby, such court or administrative body shall have the power to reduce the duration, area or activities of such provisions and, in their reduced form, such provisions shall then be enforceable and shall be.

        SECTION 10.    EFFECTIVENESS.    This Noncompetition Agreement shall become effective at the Acceptance Time. In the event that the Merger Agreement is terminated in accordance with the terms thereof prior to the Acceptance Time, this Noncompetition Agreement shall automatically become void and of no further force or effect.

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        IN WITNESS WHEREOF, the parties have caused this Noncompetition Agreement to be executed and delivered as of the date first above written.

SCHNEIDER ELECTRIC SA, a societé anonyme organized under the laws of the Republic of France
By:	Juan Pedro Salazar Senior Vice President General Counsel
BEI TECHNOLOGIES, INC., a Delaware corporation
By:	Charles Crocker Chairman and Chief Executive Officer

[Stockholder]

[signature page to Noncompetition Agreement]

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NONCOMPETITION AGREEMENT